# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0001940272
Persons authorized to receive notices and communications: Daniel Schneeberger, 3503 Wild Cherry Drive, Building 9, Austin, Texas (TX), 78738, (512) 254-3790

## Reporting persons
- ADAR1 Capital Management, LLC (CIK 0001940272): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.29% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of common stock, par value $0.0001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the investment manager of ADAR1 Partners, LP and ADAR1 SPV I, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of Keros Therapeutics, Inc. (the "Issuer") outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,647,406; shared voting power 0; sole dispositive power 4,647,406; shared dispositive power 0; aggregate amount beneficially owned 4,647,406 (11.46% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of Common Stock held by ADAR1 Partners, LP and (ii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of the Issuer outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.29% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 5,390,964 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of April 11, 2025. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in this Schedule 13D.
  
  The percentage in box 13 is based on 40,562,047 shares of Common Stock of the Issuer outstanding as of February 20, 2025 reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, Lexington, Massachusetts (MA), 02421

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of each of the following persons:

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");
(ii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and
(iii) Daniel Schneeberger ("Mr. Schneeberger").

ADAR1 Capital Management, ADAR1 General Partner and Mr. Schneeberger are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person."
Residence or business address: The business address of each Reporting Person is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Present principal occupation or employment:
(i) The principal business of ADAR1 Capital Management is to invest in securities.
(ii) The principal business of ADAR1 General Partner is to serve as the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP.
(iii) The principal occupation of Mr. Schneeberger is to serve as manager of each of ADAR1 Capital Management and ADAR1 General Partner.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons' knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company;
(ii) ADAR1 General Partner is a Texas limited liability company; and
(iii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Common Stock of the Issuer held by ADAR 1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC, were purchased with working capital of the applicable entity, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

The aggregate purchase price of the shares of Common Stock that may be deemed to be beneficially owned by ADAR1 Capital Management and Mr. Schneeberger was approximately $54,863,204, including brokerage commissions. The aggregate purchase price of the shares of Common Stock that may be deemed to be beneficially owned by ADAR1 General Partner was approximately $46,857,426, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock beneficially owned by the Reporting Persons reported herein were originally acquired for investment purposes in the ordinary course of business in the belief that the Common Stock is undervalued and represents an attractive investment opportunity.

The Reporting Persons have communicated to the Issuer concerns with recent safety and efficacy data which the Reporting Persons believe indicate limited viability of KER-012 and KER-065. In the opinion of the Reporting Persons, the market is agreeing with this assessment as the shares were trading at a substantial discount to NAV per share which the Reporting Persons estimate to range from $24 to $35 a share, if assigning between $300M and $750M of value to the economics of the Takeda partnership, in addition to net cash in a liquidation scenario. As a result of those concerns, the Reporting Persons have strongly urged the Issuer and its management and board of directors (the "Board") to consider operational and strategic opportunities to maximize shareholder value, including, without limitation, to consider: (i) instituting an accelerated share buyback or tender offer by the Issuer to boost the NAV per share, (ii) implementing a significant reduction in force of seventy percent to minimize cash burn, (iii) pursuing strategic alternatives, including the potential sale of the Company, outlicensing or divesting KER-012, KER-065 or monetization of Takeda royalties and milestones and/or (iv) if attractive strategic alternatives do not materialize quickly, initiation of liquidation proceedings and a reduction of the annual cash burn to less than $3 million. The Reporting persons believe that via systematic accretive buybacks, tender offers and dividends the Issuer could ultimately to deliver between $40 and $50 per share for shareholders who remain invested through the potential approval and launch of Elritercept. The Reporting Persons may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to have a dialog with the Issuer's management regarding the above and may also speak with members of the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties with respect to the above.

On April 10, 2025, the Issuer made its first public announcement that it adopted a rights plan on April 9, 2025. Since the first public announcement of such adoption of such rights plan and as of the time of filing this Schedule 13D, the Reporting Persons have not become the beneficial owner, as determined under such rights plan, of any additional shares of Common Stock.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments, options or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them from time to time, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock by the Reporting Persons during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of April 11, 2025, the Reporting Persons currently have long, exchange-traded put options, purchased on October 1, 2024 and October 2, 2024, relating to 1,700 shares of Common Stock that expire on June 20, 2025 (the "Long Puts") and short, exchange-traded put options, purchased on February 27, 2025 and March 3, 2025, relating to 131,400 shares of Common Stock that expire on May 16, 2025 (the "Short Puts"). ADAR1 Partners, LP holds Long Puts that relate to 1,500 shares of Common Stock and Spearhead Insurance Solutions IDF, LLC holds Long Puts that relate to 200 shares of Common Stock. ADAR1 Partners, LP holds Short Puts that relate to 113,600 shares of Common Stock and Spearhead Insurance Solutions IDF, LLC holds Short Puts that relate to 17,800 shares of Common Stock. The Short Puts have a strike price of $10. The Long Puts have a strike price of $60 for 100 shares of Common Stock and $70 for 1,600 shares of Common Stock. The Long Puts provide the Reporting Persons the right to sell the underlying shares of Common Stock. If exercised by the counter party to the Short Puts, the Short Puts would require the Reporting Persons to purchase the underlying shares of Common Stock.

The Reporting Persons entered into cash-settled equity-based swap agreements between December 26, 2024 and January 16, 2025 with an independent bank counterparty based on the value of a specified number of notional shares of common stock of the Issuer and other issuers (the "Basket"). As of the date of this Schedule 13D, the number of notional shares of Common Stock of the Issuer included in the Basket is 50,000 shares. Pursuant to the terms of each swap contract, if the weighted average price per share is less than the weighted average price per share from the prior month-end (the "Price") as of the payment date, the bank counterparty must pay the respective Reporting Person the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the current market price per share on the payment date, less the Price per share, subject to set off versus such Reporting Person's payment obligation. In the event that the per share price is more than the Price as of the payment date, the respective Reporting Person must pay the bank counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the Price per share, less the current market price per share on the payment date. The Reporting Persons entered into the swap agreements under the market conditions existing at that time, and such decision to enter into those arrangements should not be read to reflect the Reporting Persons' current investment views with respect to the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The description of the Joint Filing Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Joint Filing Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons' knowledge, between such persons and any other person with respect to any securities of the Partnership, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Transactions by the Reporting Persons

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (04/11/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (04/11/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger (04/11/2025)
Comment: N/A